U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Level 3 Communications, Inc.
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   (Last)                           (First)             (Middle)

1025 Eldorado Blvd.
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                                    (Street)

Broomfield                            CO                 80021
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   (City)                           (State)              (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Software Spectrum, Inc.-SSPE
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3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)

03-0396886
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4.   Statement for Month/Year

June, 2002
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5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [ ]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or    Price     (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock,                         6/18/02        J               100         A     See fn 1  100            I         See fn 1
par value $0.01
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                                                                    SEC 1472 (02-02)
----------

(1)  On June 18, 2002, Level 3 Communications, Inc. ("Level 3") completed its acquisition of Software Spectrum, Inc. ("SSPE" or the
     "Surviving Corporation") pursuant to the terms of an Agreement and Plan of Merger dated as of May 1, 2002, entered into by and among Level 3, Eldorado Acquisition Three, Inc. ("Merger Sub") and SSPE. At the effective time, Merger Sub merged with and into
     SSPE, with SSPE thereby becoming an indirect wholly owned subsidiary of Level 3. As a result of the merger, each of the
     3,171,512 outstanding shares of SSPE was converted into the right to receive $37.00 in cash and each of the 100 outstanding shares of common stock of Merger Sub was converted into a share of common stock of the Surviving Corporation. The Surviving
     Corporation is directly, and wholly owned by Eldorado Marketing, Inc., and Eldorado Marketing, Inc. is, in turn, directly and wholly owned by Level 3.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

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Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LEVEL 3 COMMUNICATIONS, INC.

By:        /s/ Neil J. Eckstein                               July 10, 2002
    -----------------------------------------            -----------------------
    Name:  Neil J. Eckstein                                       Date
           Vice President
                                                                                                                              Page 2

FORM 4 CONTINUATION SHEET

JOINT FILER INFORMATION

     Eldorado Marketing, Inc., a Delaware corporation, is a direct, wholly owned subsidiary of Level 3 Communications, Inc. As a result, Eldorado Marketing, Inc. owns the shares of common stock that are the subject of this Report on Form 4 to the same extent as Level 3 Communications, Inc. Software Spectrum, Inc., a Texas corporation, is a direct wholly owned subsidiary of Eldorado Marketing, Inc. and is filing this Form 4 in its capacity as successor to Eldorado Acquisition Three, Inc., a Delaware corporation ("Merger Sub"). As a result of the merger described in footnote one of this Form 4, Merger Sub no longer exists and the outstanding shares of Software Spectrum, Inc. are the subject of this Report on Form 4.

FORM 4 CONTINUATION SHEET

JOINT FILER INFORMATION

NAME:                                     Eldorado Marketing, Inc.

ADDRESS:                                  1025 Eldorado Boulevard
                                          Broomfield, CO  80021

DESIGNATED FILER:                         Level 3 Communications, Inc.

ISSUER & TICKER SYMBOL:                   Software Spectrum, Inc. (SSPE)

DATE OF EVENT(S) REQUIRING STATEMENT:
                                          June 18, 2002

SIGNATURE:                                 ELDORADO MARKETING, INC.

                                           By: /s/ Neil J. Eckstein
                                               ------------------------------
                                               Name:   Neil J. Eckstein
                                               Title:  Vice President

FORM 4 CONTINUATION SHEET

JOINT FILER INFORMATION

NAME:                                     Software Spectrum Inc., as successor
                                          to Eldorado Acquisition Three, Inc.

ADDRESS:                                  2140 Merritt Drive, Garland, TX 75041.

DESIGNATED FILER:                         Level 3 Communications, Inc.

ISSUER & TICKER SYMBOL:                   Software Spectrum, Inc. (SSPE)

DATE OF EVENT(S) REQUIRING STATEMENT:
                                          June 18, 2002

SIGNATURE:                                SOFTWARE SPECTRUM, INC.

                                          By: /s/ Robert D. Graham
                                              ------------------------------
                                              Name:   Robert D. Graham
                                              Title:  Vice President